SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated February 4, 2003, announcing France Telecom’s sale of its stake in Eutelsat.

www.francetelecom.com

Press release

France Telecom sells its stake in Eutelsat to Eurazeo

•	France Telecom sells its 23.14 percent stake in Eutelsat to Eurazeo.

•	The transaction values France Telecom’s stake at 447 million euros, and Eutelsat’s equity at 1.93 billion euros.

•	France Telecom will reinvest a maximum of 74 million euros for a 20% stake in the holding company created to acquire Eutelsat.

•	Net proceeds of the transaction for France Telecom, amounting to approximately 375 million euros, will be used to reduce debt.

Paris, February 4, 2003—On February 4, 2003, France Telecom concluded an agreement with Eurazeo to sell its 23.14% stake in Eutelsat to a holding company created for this purpose and controlled by Eurazeo. France Telecom will acquire a 20% stake in the holding company, which owns the 23,14% of Eutelsat shares.

The transaction values Eutelsat’s equity at 1.93 billion euros and France Telecom’s 23.14% stake at 447 million euros. The holding company will borrow between 92 and 120 million euros. Depending on the actual amount of the borrowing, France Telecom will reinvest between 68 and 74 million euros in the holding vehicle, thus acquiring a 20% stake. The net proceeds of the transaction for France Telecom will therefore amount to between 373 and 379 million euros. This amount will be paid in cash to France Telecom at the closing of the transaction, expected in Q2 2003.

This transaction is submitted also to approval by the relevant regulatory authorities. It provides continuity of existing commercial contracts signed by Eutelsat with France Telecom and its subsidiaries within the scope of their operational activities.

Press contacts :

Nilou du Castel	Tel. : +33 (0)1 44 44 93 93
nilou.ducastel@francetelecom.com

Caroline Chaize	Tel. : +33 (0)1 44 44 93 93
caroline.chaize@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 4, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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